Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to

Preliminary Prospectus Supplement dated January 9, 2018 to

Prospectus dated September 6, 2016

Registration No. 333-213294

Wheeler Real Estate Investment Trust, Inc.

1,303,000 Shares

Series D Cumulative Convertible Preferred Stock

(Liquidation Preference $25.00 per Share)

Final Term Sheet

Issuer:	Wheeler Real Estate Investment Trust, Inc. (the “Issuer”)

Type of Security:	Series D Cumulative Convertible Preferred Stock (the “Shares”)

Base Shares:	1,303,000

Liquidation Preference:	$25.00 per Share

Price to Investors:	$16.50 per Share

Base Amount:	$21,499,500

Overallotment Shares:	195,450

Overallotment Amount:	$3,224,925

Estimated Trade Date:	January 11, 2018

Settlement Date (T+1):	January 12, 2018. The Issuer expects to deliver the shares against payment therefor on the first business day following the date of the pricing of the shares, or T+1. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.

Dividend Rate:	8.75% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual amount of $2.1875 per share) (the “Initial Rate”). Commencing September 21, 2023, the Issuer will pay cumulative cash dividends on the Shares at an annual dividend rate of the Initial Rate increased by 2.0% of the liquidation preference per annum, which will increase by an additional 2.0% of the liquidation preference per annum on each subsequent anniversary thereafter, subject to a maximum annual dividend rate of 14%.

Adjustment to Dividend Rate— Default Period:	Subject to the cure provisions described below, a default period (“Default Period”) with respect to the Shares will commence on a date the Issuer fails to deposit sufficient funds for the payment of dividends as required in connection with a dividend payment date or date of redemption. A Default Period will end on the business day on which, by 12:00 noon, New York City time, an amount equal to all unpaid dividends and any unpaid redemption price has been deposited irrevocably in trust in same-day funds with the Issuer’s transfer agent, in its capacity as redemption and paying agent (the “Redemption and Paying Agent”). The applicable dividend rate for each day during the Default Period will be equal to the then-current dividend rate plus 2.0% of the $25.00 stated liquidation preference, or $0.50 per annum.

No Default Period will be deemed to commence if the amount of any dividend or any redemption price due (if such default is not solely due to the Issuer’s willful failure) is deposited irrevocably in trust, in same-day funds with the Redemption and Paying Agent by 12:00 noon, New York City time, on a business day that is not later than three business days after the applicable dividend payment date or redemption date.

Underwriters’ Discount:	$859,980 ($988,977 inclusive of option to purchase additional shares)

Net Proceeds to Issuer (after underwriters’ discount, commissions, fees and estimated expenses payable by Issuer):	$20,122,520 ($23,218,448 inclusive of option to purchase additional shares)

Dividend Payment Dates:	January 15th, April 15th, July 15th and October 15th of each year

Dividend Record Dates:	December 30th, March 30th, June 30th and September 30th of each year

Voluntary Conversion:	The holder of a Share may convert such Share at any time into shares of the Issuer’s common stock, $0.01 par value per share (the “Common Stock”), at a conversion rate of $16.96 per share of Common Stock. Such conversion shall occur on the date following the record date for the next dividend payment.

Redemption Provisions:	Generally, the Issuer may not redeem any Shares prior to September 21, 2021, except in limited circumstances. On and after September 21, 2021, the Issuer may, at its option, redeem Shares, in whole or in part, at any time, solely for cash at a redemption price of $25.00 per Share, plus an amount equal to all accrued and unpaid dividends, if any, to and including the redemption date.

After September 21, 2023, the holders of Shares may, at their option, elect to cause the Issuer to redeem any or all of their Shares at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any, to and including the redemption date, payable in cash or in shares of Common Stock, or any combination thereof, at the Issuer’s option.

If the Issuer fails to maintain asset coverage of at least 200%, calculated as set forth in the Prospectus Supplement, and such failure is not timely cured, then the Issuer will be required to redeem shares of Redeemable and Term Preferred Stock (as that term is defined in the Prospectus Supplement), which may include Shares, at least equal to the lesser of (x) the minimum number of shares of Redeemable and Term Preferred Stock that will result in the Issuer having an asset coverage ratio of at least 200% and (y) the maximum number of shares of Redeemable and Term Preferred Stock that can be redeemed solely out of funds legally available for such redemption.

Change of Control:	Upon the occurrence of a Change of Control/Delisting (as that term is defined in the Prospectus Supplement), the Issuer will have the option to redeem the Shares, in whole or in part, within 120 days, solely in cash for $25.00 per Share, plus an amount equal to all accrued and unpaid dividends, if any. Further, if the Issuer does not redeem upon the occurrence of a Change of Control/Delisting, the holders of Shares will have the option to cause the Issuer to redeem their Shares, solely in cash, for $25.00 per Share, plus an amount equal to all accrued and unpaid dividends, if any.

Voting Rights:	Holders of Shares will generally have no voting rights. However, if dividends on the Shares have not been paid for six or more consecutive quarterly periods, the holders of Shares along with holders of all other classes or series of preferred stock ranking on parity with the Shares with respect to the payment of dividends and the distribution of assets upon the Issuer’s liquidation, dissolution or winding up (collectively, the “Parity Preferred Stock”) will have the right to elect two (2) additional members to the Issuer’s Board of Directors until all unpaid dividends with respect to the Shares and the Parity Preferred Stock, if any, have been paid or declared and a sum sufficient for the payment thereof set apart for payment. Further, the holders of Shares will have voting rights with respect to amendments or alterations to the Issuer’s charter that would materially and adversely affect the terms of the Shares, and other matters which may negatively affect the rights of holders of Shares, as set forth in the Prospectus Supplement.

Use of Proceeds:	The Issuer intends to use the net proceeds from the offering to fund a portion of the acquisition price for a retail shopping center located in Norfolk, Virginia known as JANAF. If the JANAF acquisition does not occur, the Issuer intends to use the net proceeds from the offering for other future acquisitions.

Listing:	The Shares are listed on the Nasdaq Capital Market under the symbol “WHLRD.”

CUSIP / ISIN:	963025 606 / US9630256066

Joint-Book-Running Managers:	Ladenburg Thalmann & Co. Inc. and BTIG, LLC

RISK FACTOR

We may not comply with the asset coverage ratio contained in the terms of our Series D Preferred Stock.

The terms of our Series D Preferred Stock require us to maintain a certain level of asset coverage. More specifically, we are required to maintain an asset coverage percentage of at least 200% on the last business day of each calendar quarter (the “Asset Coverage Ratio”). This percentage is calculated by dividing (i) our total assets plus accumulated depreciation minus our total liabilities and indebtedness as reported in our financial statements (exclusive of the book value of any Redeemable and Term Preferred Stock (as defined below)) by (ii) the aggregate liquidation preference, plus an amount equal to all accrued and unpaid dividends, of the outstanding shares of our Series D Preferred Stock and any outstanding shares of term preferred stock or preferred stock providing for a fixed mandatory redemption date or maturity date (collectively referred to as “Redeemable and Term Preferred Stock”). If we fail to satisfy the Asset Coverage Ratio, we must cure the failure during the period that expires at the close of business on the date that is 30 calendar days following the filing date of our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable, for that quarter (the “Asset Coverage Cure Date”). If we fail to cure the failure prior to the Asset Coverage Cure Date, the terms of our Series D Preferred Stock require us to redeem, within 90 calendar days of the Asset Coverage Cure Date, shares of Redeemable and Term Preferred Stock, which may include Series D Preferred Stock, at least equal to the lesser of (i) the minimum number of shares of Redeemable and Term Preferred Stock that will result in us having an Asset Coverage Ratio of at least 200% and (ii) the maximum number of shares of Redeemable and Term Preferred Stock that can be redeemed solely out of funds legally available for such redemption.

There can be no guarantee that we will continue to comply with the Asset Coverage Ratio in the future. As a result of the terms of this offering, we could fail to satisfy the Asset Coverage Ratio later in 2018 unless we are able to raise additional equity capital. To the extent we fail to satisfy the Asset Coverage Ratio and are required to redeem shares of our Series D Preferred Stock, our business and its operations may be materially and adversely impacted.

The offering is being made pursuant to the Issuer’s shelf registration statement, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 6, 2016. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus supplement and the accompanying base prospectus may be obtained from the SEC’s website at www.sec.gov or by contacting: Ladenburg Thalmann & Co. Inc., Attention: Equity Syndicate, 570 Lexington Avenue, 12th Floor, New York, NY 10022 or by email: syndicate@ladenburg.com or BTIG, LLC, Attention: Equity Capital Markets, 825 3rd Avenue, 6th Floor, New York, NY 10022 or by email: equitycapitalmarkets@btig.com.